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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
WITHDRAWAL OF RESOLUTION 2(d) IN NOTICE OF ANNUAL GENERAL MEETING DATED 30 APRIL 2015

Reference is made to the notice of the annual general meeting to be held on 26 June 2015 (the “AGM”) dated 30 April 2015 (the “AGM Notice”) and the circular dated 30 April 2015 (the “Circular”) of Semiconductor Manufacturing International Corporation (the “Company”). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meaning as those defined in the Circular.

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

As disclosed in the Circular, Mr. Frank Meng (“Mr. Meng”), an independent non-executive Director, will retire by rotation at the AGM pursuant to Article 90 of the Company’s Articles of Association and will, being eligible, offer himself for re-election as a Class II Director at the AGM.

The Board has been informed by Mr. Meng that, due to his recent acceptance of appointment as the chairman of Qualcomm China by Qualcomm Incorporated, one of the Company’s major customers, he will not offer himself for re-election as an independent non-executive Director at the AGM at which he will retire as a Director.

Upon Mr. Meng’s retirement at the conclusion of the AGM, he will also cease to be a member of each of the audit committee (the “Audit Committee”), the nomination committee and the strategic advisory committee of the Company.

Mr. Meng has confirmed that he has no disagreement with the Board and, apart from the above, there is no matter relating to his retirement that needs to be brought to the attention of the Shareholders.

Following the retirement of Mr. Meng, the number of members of the Audit Committee will fall below the required minimum number of 3 members and the Audit Committee will not comprise a majority of independent non-executive Directors as required under Rule 3.21 of the Listing Rules. The Company will endeavour to fulfill the above requirements as soon as possible during the period of three months after the AGM in accordance with Rule 3.23 of the Listing Rules.

The Board would like to take this opportunity to express its gratitude to Mr. Meng for his valuable contributions to the Company during his tenure of service.

WITHDRAWAL OF RESOLUTION 2(d) IN AGM NOTICE

Accordingly, ordinary resolution numbered 2(d) in respect of Mr. Meng’s re-election as an independent non-executive Director as set out in the AGM Notice is no longer applicable and will not be considered at the AGM.

For the Shareholders who have lodged their proxy forms, such proxy forms are still valid except that no votes will be counted for Resolution 2(d) set out in the AGM Notice.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 23 June 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Frank Meng
Carmen I-Hua Chang

* For identification purposes only